24001313

ANNUAL REPORT

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70348

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEWLETT POINT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

SEC Mail Processing

APR 29 2024

Washington, DC

3932 BADEN DRIVE

(No. and Street)

HOLIDAY (City) FLORIDA (State) 34691 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT RAYNOR (Name) 561 802 0784 (Area Code – Telephone Number) robert.raynor@hewlettpointsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS THAYER LLC

(Name – if individual, state last, first, and middle name)

1600 HIGHWAY 6 (Address) SUGARLAND (City) TX (State) 77468 (Zip Code)

7/14/2020 (Date of Registration with PCAOB)(if applicable) 6706 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK
COUNTY OF NASSAU

OATH OR AFFIRMATION

I, ALAN D ROGGEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEWLETT POINT SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Alan D. Roggen

Title:
CEO HEWLETT POINT SECURITIES LLC

GRATIELA A. GIURGIU
Notary Public - State of New York
NO. 01GI6232973
Qualified in Queens County
My Commission Expires Dec 20, 2026

Notary Public

SEC Mail Processing
APR 29 2024
Washington, DC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEWLETT POINT SECURITIES, LLC
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2023
FINRA ID 304127

Table of Contents

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Members
Hewlett Point Securities, LLC
3932 Baeden Drive
Holiday, Florida 34691

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Hewlett Point Securities, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental schedules ("the supplemental information") has been subjected to the auditing procedures performed in conjunction with the audit of Hewlett Point Securities, LLC's financial statements. The supplemental information is the responsibility of Hewlett Point Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

TPS THAYER
Certified Public Accountants

whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as Hewlett Point Securities, LLC.'s auditor since 2023
Sugar Land, TX
February 27, 2024

Hewlett Point Securities LLC
Statement of Financial Condition
As of December 31, 2023

ASSETS		
Cash and cash equivalents	$	58,935
TOTAL ASSETS		58,935
LIABILITES AND EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities		66
Related party payable		5,483
TOTAL LIABILITIES		5,549
COMMITMENTS AND CONTINGENCIES		-
MEMBERS EQUITY		53,386
TOTAL LIABLITIES AND MEMBER'S EQUITY	$	58,935

The accompanying notes are an integral part of these financial statements.

Hewlett Point Securities LLC
Statement of Operations
For The Year Ended December 31, 2023

Revenue		
Commission income	$	127,171
Total Revenue		127,171
Expenses		
Office rent		4,800
Professional fees		5,464
Exchange Market fees		2,764
Registration fees and licenses		5,579
Commission		16,788
Compliance services		56
General and administrative		7,863
Total Expenses		43,314
Other Income/(expenses)		
Interest income		(1,280)
Interest expense		138
Total Other Income/(expense)		1,142
Net Income	$	84,999

The accompanying notes are an integral part of these financial statements.

Hewlett Point Securities, LLC
Statement of Changes in Members Equity
For the Year Ended December 31, 2023

Balance as of December 31, 2022	$	17,687
Contributions		10,700
Distributions		(60,000)
Net Income		84,999
Balance as of December 31, 2023	$	53,386

The accompanying notes are an integral part of these financial statements.

Hewlett Point Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	84,999
Changes in assets and liabilities		
Accounts payable and accrued liabilities		22
Related party payables		5,483
Net cash provided by Operating Activities		90,504
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(60,000)
Contributions		10,700
Cash used in financing activities	$	(49,300)
Net cash increase for period	$	41,204
Cash at beginning of year	$	17,731
Cash at end of year	$	58,935

The accompanying notes are an integral part of these financial statements.

Hewlett Point Securities, LLC
Notes to Financial Statements
Year Ended December 31, 2023

Note 1 – Organization

Hewlett Point Securities LLC is a wholly owned company of Raynor and Roggen Holding LLC. The company was founded in November of 2018, in the state of Florida.

Hewlett Point Securities was authorized by FINRA and SIPC on October 28, 2021. Hewlett Point Securities tailors each client's account setup and technology building out to their specific goals and requirements. We provide a primary nexus to the futures industry and a dedicated point of contact within our firm, reducing noise and imprecision throughout the investing process. The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and do not carry accounts of or for customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2 – Summary of Significant Accounting Policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2023, the Company's cash equivalent includes only "Cash in Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2023.

Concentration, Risk and Credit Risk

The Company maintains its cash in bank account at high credit quality financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC). The balances have not exceeded federally insured limits of $ 250,000 during the year ended December 31, 2023.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Revenue is recorded by the Company when the services are rendered, and the performance obligation has been met.

Securities Transactions

Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from the clearing broker on the statement of financial condition.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022, on a prospective basis, with early adoption permitted. We have adopted the new standard effective January 1, 2023, and do not expect the adoption of this guidance to have a material impact on our financial statements.

Note 3 – Related Party Transactions

The Company leases its office space from a related party, the lease is paid on a month-to-month basis. For the year ended December 31, 2023, the lease expense was $4,800. Related parties payable as of December 31, 2023, was $5,483.

Note 4 – Member's Equity

During the fiscal year ending on December 31, 2023, the Company distributed $60,000 to its members, utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. Notably, withdrawing equity capital within one year from the contribution date is strictly prohibited without written authorization from FINRA. The distributions had a noteworthy impact on the Company's capital structure for the reporting period. The Company received contributions of $10,700, in the year ended December 31, 2023.

Note 5 - Commitments and Contingencies

Hewlett Point Securities, LLC does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date as of December 31, 2023.

Note 6 - Net Capital Requirements

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2023, the Company had net capital of $53,386 which was $48,386 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

Possession or Control Requirements

The Company does not have any possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

Note 7 - Subsequent Event

The Company has evaluated subsequent events through February 27, 2024, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

SUPPLEMENTAL INFORMATION

HEWLETT POINT SECURITIES

SCHEDULE I

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2023

Total stockholder's equity qualified for net capital	$	53,386
Deductions and/or charges		-
Total haircuts and/or charges		-
Net capital	$	53,386
Aggregate indebtedness		
Accounts payable and accrued expenses	$	5,549
Total aggregate indebtedness	$	5,549
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	48,386
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	47,386
Ratio of aggregate indebtedness to net capital		0.1 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as reported by Hewlett Point Securities, LLC on unaudited Form X-17A-5 Part IIA.

See accompanying notes to the financial statements

SUPPLEMENTAL INFORMATION

HEWLETT POINT SECURITIES

SCHEDULE II

For the Year Ended December 31, 2023

Computation for Determination of Reserve Requirements for Broker and Dealers
Pursuant to Rule Under Rule 15c3-3 under the Securities and Exchange Commission

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III

For the Year Ended December 31, 2023

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

See accompanying notes to the financial statements

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Members
Hewlett Point Securities LLC
3932 Baden Drive
Holiday, Florida 34691

The Company's management is responsible for compliance with the exemption provisions and its statements. We have reviewed management's statements, included in the accompanying Exemption Report, in which Hewlett Point Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hewlett Point Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Hewlett Point Securities, LLC stated that Hewlett Point Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hewlett Point Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
April 10, 2024

Hewlett Point Securities, LLC
3932 Baden Drive, Holiday FL 34691

April 8, 2024

FINRA
2711 Centerville Road
Suite 400
Wilmington, Delaware 19808.

Hewlett Point Securities, LLC (the”company”) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following: Hewlett Point Securities claims exemption from SEC 240.15c-3 under provision 15c3-3(k)(2)(ii). Hewlett Point securities has met the provisions of 15c3-3(k)(2)(ii) throughout fiscal year 2023 without exception. The Company does not hold any customer securities or funds or have any customer liabilities.

I Alan D. Roggen, swear (or affirm) that, to the best of my knowledge and belief this Exemption report is true and correct.

By Alan D. Roggen

Title: CEO Hewlett Point Securities, LLC